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SEC
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MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69524

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/10/2015 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mogul Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10780 Santa Monica Blvd., Suite 140
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Fleck (424) 320-4216
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwarth, LLP
(Name – *if individual, state last, first, middle name*)

650 Town Center DRive, Suite 740 (Address) Costa Mesa (City) CA (State) 92626 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Karen Fleck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mogul Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ZOILA JENNY PRIMO
Commission # 2137265
Notary Public - California
Los Angeles County
My Comm. Expires Dec 17, 2019

Karen Fleck
Signature

Secretary
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

On February 23, 2017 before me, Zoila Jenny Primo Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Karen Fleck
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

ZOILA JENNY PRIMO
Commission # 2137265
Notary Public - California
Los Angeles County
My Comm. Expires Dec 17, 2019

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______
Document Date: ______ Number of Pages: ______
Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

MOGUL SECURITIES, LLC
FINANCIAL STATEMENT
December 31, 2016

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Mogul Securities
Los Angeles, California

We have audited the accompanying statement of financial condition of Mogul Securities, LLC as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Mogul Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mogul Securities, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Costa Mesa, California
February 23, 2017

MOGUL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS		
Cash	$	250,464
Prepaid expenses		173
Total assets	$	250,637
LIABILITIES AND MEMBERSHIP CAPITAL		
Accounts payable	$	596
Accrued expenses		10,000
Payable to related party		87,505
Total liabilities		98,101
Membership capital		152,536
Total liabilities and membership capital	$	250,637

See accompanying notes to financial statement

NOTE 1 – NATURE OF OPERATIONS

Mogul Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory, Inc (FINRA). The Company is a wholly owned subsidiary of Realty Mogul, Co. (the "Parent"). The Company, organized in June 2014 as a Delaware limited liability company that is registered to do business in California, was granted FINRA approval to operate as a broker-dealer in December 2015. In the future, the Company expects to offer securities that are offered on its Parent's online marketplace for real estate investing. However, since the Company's inception, its Parent offered securities under a third party broker-dealer and therefore the Company has not been active in terms of securities offerings.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statement and the disclosures provided, and actual results could differ.

Income Taxes: The Company is a wholly owned subsidiary of Realty Mogul, Co. and is included in the Parent's consolidated federal income tax return. The Company is subject to state tax return filing requirements, the California LLC fee and the California annual LLC tax. For the year end December 31, 2016 there was no income tax expense allocated to the operations of the Company.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% probability of being realized on examination. Not meeting the "more likely than not" test results in no tax benefit being recorded.

Basis of Presentation: The accompanying financial statement of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

(Continued)

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is charged by the Parent for certain expense allocations, including the cost of office space, insurance, management and compliance support, and other filing and operating expenses. Additionally, the Parent may from time to time provide the Company with funds for operating purposes.

As of December 31, 2016, the Company owed the Parent $87,505. Such amount is non-interest bearing and payable upon demand.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

During the ordinary course of business, the Company may become a party to claims and legal actions for which loss contingencies may arise. Loss contingencies are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. As of December 31, 2016, the Company is not involved with any outstanding actions.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. At December 31, 2016, the Company had net capital of $152,363, which was $145,823 in excess of its required net capital of $6,540. The Company's ratio of aggregate indebtedness to net capital was 0.64:1.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies greater restrictions may be imposed.